

January 3, 2013

Via E-Mail
Mr. Madhava Rao Mankal
Chief Financial Officer
Medina International Holdings Inc.
1802 Pomona Road
Corona, California 92880

> **Re: Medina International Holdings, Inc.**
> **Form 10-K for the Year Ended April 30, 2012**
> **Filed August 14, 2012**
> **File No. 000-27211**

Dear Mr. Mankal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 16

1. We note your disclosure that the decrease in cost of goods sold for the year ended April 30, 2012 of $687,166, or 66.72%, was primarily due to the decrease in sales. Please explain to us, and revise to disclose why the gross profit margin also decreased from 33% for fiscal 2011 to 18.28% in fiscal 2012.

Audited Financial Statements
Statements of Shareholders' Equity, page F-4

2. We note that in fiscal years 2012, 2011, and 2010 you had several non-cash stock transactions in which you issued common stock for services, conversion of debt, director services, and accrued liabilities. For each of these non-cash stock transactions, please tell us how you determined or calculated the value of the stock issued. If the stock was valued at "fair value," please tell us how fair value was determined or calculated. Also, please tell us why it appears that 650,000 shares of stock issued for services in 2012 and the common stock issued to directors in 2012 was valued at a significantly lesser amount than the per share price of the cash transaction in which you sold 1 million common shares for $150,000 during 2012.

3. We note that during 2012 you issued shares of Series A preferred stock to two directors and shares of Series B preferred stock to an unrelated party for services rendered. Please explain to us how you calculated or determined the value of the shares of preferred stock issued.

Notes to the Financial Statements

Note 6. Fixed Assets, page F-11

4. We note that you have recorded 20' Fire Rescue WIP of $65,000 and $38,305 as of April 30, 2012. Please explain to us the nature of such assets and how they were acquired. As part of your response please explain such assets are classified as fixed asset when the caption indicates they are WIP. Also, please tell us and disclose the useful life of these assets over which you are recording depreciation expense.

Note 16. Litigation, page F-15

5. We note your disclosure that in February 2012 you entered into a settlement with the Mardikian Parties and recorded paid in capital from the settlement of $1,013,769 resulting from fixed asset transfers of $100,957 and debt relief of $912,812. Please explain to us the nature of this fixed asset transfer and debt relief and tell us the authoritative accounting guidance you relied upon in accounting for this settlement. Also, in light of the fact that you disclose in Note 16 that the settlement agreement provides for the Company to pay the Mardikian Parties up to $250,000 starting January 1, 2012 as a contingency payment, please tell us how you are accounting for that part of the settlement agreement.

Exhibits 31.1 and 31.2 Section 302 Certifications

6. We note that the first paragraph of your Section 302 Certifications states that you have "reviewed this quarterly report on Form 10-K of Medina International Holdings, Inc." In

light of the fact that the Form 10-K is an annual report, as opposed to a quarterly report, please ensure the language in the first paragraph is revised in the future to disclose that you have reviewed this annual report on Form 10-K.

Form 10-Q for the Quarter Ended October 31, 2012

Note 4. Fixed Assets, page F-9

7. We note that at July 31, 2012 you have $80,522 of intangible assets recorded as part of Property, Plant and Equipment. Please tell us, and revise to disclose the nature of these intangible assets and the useful life assigned to each category of asset for amortization. As part of your response please provide us details as to the type of costs that have been capitalized as of October 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief